   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 6, 2001
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          ---------------------------

                                SCHEDULE 13E-3
                        RULE 13-E TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                FINAL AMENDMENT

                          ---------------------------

                        PERITUS SOFTWARE SERVICES, INC.
                               (NAME OF ISSUER)

                        PERITUS SOFTWARE SERVICES, INC.
                             ROCKET SOFTWARE, INC.
                       ROCKET ACQUISITION COMPANY, INC.
                                JOHAN MAGNUSSON
                                ANDREW YOUNISS
                                 MATTHEW KELLY
                      (NAME OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.O1 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  714006-10-3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                          ---------------------------

-----------------------------------------------------------------------------------------------------
          JOHAN MAGNUSSON                 JOHAN MAGNUSSON             JOHAN MAGNUSSON
   PERITUS SOFTWARE SERVICES, INC.         ANDREW YOUNISS        ROCKET ACQUISITION COMPANY,
     112 TURNPIKE ROAD, SUITE 111          MATTHEW KELLEY                     INC.
        WESTBOROUGH, MA 01581           ROCKET SOFTWARE, INC.      C/O ROCKET SOFTWARE, INC.
            (508) 870-0963               2 APPLE HILL DRIVE           2 APPLE HILL DRIVE
                                          NATICK, MA 01760             NATICK, MA 01760
                                           (508) 655-4321               (508) 655-4321
-----------------------------------------------------------------------------------------------------

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                          ---------------------------

                                  COPIES TO:

             -----------------------------------------------------
                            PETER M. MOLDAVE, ESQ.
                          TIMOTHY M. LINDAMOOD, ESQ.
             -----------------------------------------------------

            ------------------------------------------------------
                        LUCASH, GESMER & UPDEGROVE, LLP
                                40 BROAD STREET
                               BOSTON, MA 02109
                                (617) 350-6800
            ------------------------------------------------------


This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_] The filing of a registration statement under the Securities Act of 1933.

c.   [_]  A tender offer.

d.   [_]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.[_]

                           CALCULATION OF FILING FEE
--------------------------------------- ----------------------------------------
     TRANSACTION VALUATION                        AMOUNT OF FILING FEE
--------------------------------------- ----------------------------------------
          $3,323,628.00*                                   $665.00
--------------------------------------- ----------------------------------------


* For purposes of calculating the filing fee only. Pursuant to the Agreement and Plan of Merger, dated April 18, 2001, by and among Peritus Software Services, Inc., Rocket Software, Inc. and Rocket Acquisition Company, Inc., Rocket Acquisition Company, Inc. merged with and into Peritus Software Services, Inc., and each outstanding share of common stock of Peritus Software Services, Inc., except for shares owned by Rocket Software, Inc., Rocket Acquisition and their respective wholly owned subsidiaries, was converted into the right to receive $0.19 in cash. In addition, pursuant to the terms of the agreement of merger, each outstanding option to purchase common stock, whether vested or unvested, with a per share exercise price less than $0.19, was converted into the right to receive, upon the surrender of the instrument evidencing the stock option, a cash payment equal to the product of (1) the number of shares underlying the option and (2) the difference between $0.19 and the per share exercise price of the option. Those options were canceled. The aggregate number of securities to which this transaction applies is (i) 17,319,903 outstanding shares of common stock held of record by stockholders other than Rocket Software, Inc., Rocket Acquisition Company, Inc., or their respective wholly owned subsidiaries and
(ii) outstanding options to purchase an aggregate of 599,375 shares of common stock, all with a per share exercise price less than $0.19, and a per share weighted average exercise price of $0.1352.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount Previously Paid:        $665.00

     (2) Form or Registration No.:      PREM14A
     (3) Filing Party:                  Peritus Software Services, Inc.
     (4) Date Filed:                    April 27, 2001


        This Final Amendment supplements and amends the Rule 13E-3 Transaction Statement, as previously amended and supplemented (the "Statement") which was filed jointly by Peritus Software Company, Inc., a Massachusetts corporation ("Peritus"), Rocket Software, Inc., a Massachusetts corporation ("Rocket"), Rocket Acquisition Company, Inc., a Massachusetts corporation and a subsidiary of Rocket ("Acquisition"), Johan Magnusson, Andrew Youniss, and Matthew Kelley, and relates to the merger (the "Merger"), of Acquisition with and into Peritus with the result being that Peritus is a subsidiary of Rocket.

        All information set forth below should be read in conjunction with the information contained or incorporated by reference in the Statement as previously amended.

ITEM 11.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 11(a) of the Statement is hereby amended and supplemented as follows:

        As a result of the Merger and the transactions consummated in connection therewith, the outstanding common stock of Peritus is beneficially owned as follows: 79% by Rocket, 10.5% by Johan Magnusson and 10.5% by Andrew Youniss. The outstanding capital stock of Rocket is beneficially owned as follows: 40% by Mr. Magnusson, 40% by Mr. Youniss, and 20% by Mr. Matthew Kelley.

        Item 11(b) of the Statement is hereby amended and supplemented as follows:

        The Merger was consummated by the filing of articles of merger with the Secretary of State of Massachusetts on June 29, 2001 at 10:35 a.m. (the "Effective Time"). A certificate and notice of termination of registration of the Securities Exchange Act of 1934 on Form 15 was filed by Peritus with the Securities and Exchange Commission on July 6, 2001. As a result of the Merger, each share of common stock of Peritus ("Peritus Common Stock") outstanding, except for shares owned by Rocket, Acquisition and their respective wholly owned subsidiaries, was converted into the right to receive $0.19 in cash as of the Effective Time. As of the Effective Time, outstanding options to purchase Peritus Common Stock, with a per share exercise price of less than $0.19 were converted into the right to receive, upon the surrender of the instrument evidencing the stock option, a cash payment equal to the product of (1) the number of shares underlying the option and (2) the difference between $0.19 and the per share exercise price of the option. Those options were canceled. As of the Effective Time, holders of Peritus Common Stock who did not vote in favor of the Merger, and who complied with special requirements under Massachusetts law, acquired the right to a judicial appraisal of the fair value of their Peritus Common Stock.

                                  SIGNATURE*

        AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIED THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                   PERITUS SOFTWARE SERVICES, INC.


                                   By: /s/ Johan Magnusson
                                       ---------------------------
                                       Name:  Johan Magnusson
                                       Title: President

                                   ROCKET SOFTWARE, INC.

                                   By: /s/ Johan Magnusson
                                       ---------------------------
                                       Name:  Johan Magnusson
                                       Title: Director, Chief Operating Officer


                                       /s/ Johan Magnusson
                                   -------------------------------
                                           Johan Magnusson


                                       /s/ Andrew Youniss
                                   -------------------------------
                                           Andrew Youniss


                                       /s/ Matthew Kelley
                                   -------------------------------
                                           Matthew Kelley

Date:  July 6, 2001

* Amendment No. 2 to the Rule 13e-3 Transaction Statement was signed by Peritus, Rocket, Acquisition, Johan Magnusson, Andrew Youniss and Matthew Kelley. Since the corporate existence of Acquisition terminated on June 29, 2001, the Effective Time of the Merger, only Peritus, Rocket, Johan Magnusson, Andrew Youniss and Matthew Kelley are signing this Final Amendment.